AB 3/7/02

02018768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. 354

SEC FILE NUMBER
8- 39659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thornhill Securities, Inc.

OFFICIAL USE ONLY
22333
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 South Congress Avenue, Suite 200
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Schaps (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name — *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael R. Schaps
Signature

Financial and Operations Principal
Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. N/A
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

LESTER SPROUSE
JEFF C. ANDERSON
PAMELA L. HILL

January 31, 2002

Board of Directors
Thornhill Securities, Inc.
Austin, Texas

In planning and performing our audit of the financial statements of Thornhill Securities, Inc. (the Company) for the year ended December 31, 2001, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

However, during our audit we became aware of several matters that are opportunities for strengthening internal controls and operating efficiency. The memorandum that accompanies this letter summarizes our comments and suggestions regarding those matters. These comments do not constitute material weaknesses as defined by professional standards. This letter does not affect our report dated January 31, 2002 on the financial statements of the Company.

We will review the status of these comments during our next audit engagement. We have already discussed many of these comments and suggestions with the Company's personnel, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

Respectfully submitted,

Sprouse & Anderson, L.L.P.

SPROUSE & ANDERSON, L.L.P.

515 CONGRESS AVENUE, SUITE 1212 AUSTIN, TEXAS 78701 (512) 476-0717 FAX (512) 476-0462
www.sprousecpa.com

Segregation of Duties

Segregation of incompatible duties is a basic component in any internal control structure. Although the small size of the Company's accounting staff limits the extent of segregation of duties, we believe that certain steps could be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. We believe the addition of the following procedures would help to continue to compensate for the lack of segregation of duties:

1. Regular review of financial statements by the Board of Directors.
2. Preparation of a budget with a documented comparison to actual.

Investments

We noted that the unrealized gains on available-for-sale securities was not properly recorded as comprehensive income. We recommend that such gain/loss be properly recorded as comprehensive income on the balance sheet.

Payroll

We noted changes in personnel data were not promptly reported to the individual in charge of processing payroll resulting in the changes not being promptly entered into the payroll database. We recommend the individual in charge of processing payroll be immediately notified of any changes so the payroll database is regularly updated and current.

THORNHILL SECURITIES, INC.
AUSTIN, TEXAS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Securities and Exchange Commission

Washington, D.C.

Audited Statement of Financial Condition

Date – December 31, 2001

Thornhill Securities, Inc.
(Name of Respondent)

336 South Congress Avenue, Suite 200, Austin, Texas 78704
(Address of principal executive office)

William T. Teten
President
Thornhill Securities, Inc.
336 South Congress Avenue, Suite 200
Austin, Texas 78704
(Name and address of person authorized to receive notices and communications form the Securities and Exchange Commission)

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Thornhill Securities, Inc.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thornhill Securities, Inc. as of December 31, 2001.

Sprouse & Anderson, L.L.P.

January 31, 2002
Austin, Texas

THORNHILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 78,064
Restricted cash	100,000
Investments	222,576
Other assets	26,194
Fixed assets	5,350
TOTAL ASSETS	$432,184

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 33,312
Accounts payable	9,457
Total Liabilities	42,769
Shareholders' Equity	
Common stock-$.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding	300
Additional paid-in capital	78,290
Retained earnings	310,825
Total Shareholders' Equity	389,415
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$432,184

SEE ACCOMPANYING NOTES TO THIS FINANCIAL STATEMENT

THORNHILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities.

BASIS OF ACCOUNTING

The Company prepares its financial statements on the accrual basis of accounting whereby revenues and expenses are recognized in the period earned or incurred.

SECURITIES TRANSACTIONS

Securities transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

INCOME TAXES

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

ADVERTISING

Advertising costs are expensed when incurred.

THORNHILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENTS

Investments consist of two U.S. Treasury bills maturing in January and March 2002, which are classified as available for sale. They are recorded at fair market value. Gains and losses are calculated based on the specific identification method. Proceeds from the sale and maturities of available-for-sale investments were $547,821, resulting in realized gains of $5,785.

RESTRICTED CASH

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

CLEARING AGREEMENT

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.